8750 West Bryn Mawr Avenue, Suite 1300

Chicago, Illinois 60631

August 21, 2018

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, NE

Washington, DC  20549

Re:          First Midwest Bancorp, Inc. (the “Company”)

Registration Statement on Form S-4 (File No. 333-226506)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on August 23, 2018, or as soon thereafter as is practicable.

Please call me at (708) 831-7229 or William C. Hermann of Chapman and Cutler LLP at (312) 845-3895 should you have any questions with respect to the foregoing.

FIRST MIDWEST BANCORP, INC.

By:	/s/ Steven C. Babinski
Steven C. Babinski
Senior Vice President and
Assistant General Counsel